SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ONSITE ENERGY CORPORATION

                                (Name of Issuer)

                 Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  68284P 10 8
                                 (CUSIP Number)

                                 Rita A. Sharpe
                                    President
                              Westar Capital, Inc.
                               818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                                John K. Rosenberg
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6535


                                April 10, 1998
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.






















                                     Page 1 of 4
                               Amendment No. 1 to
                                  SCHEDULE 13D


CUSIP NO.  68284P 10
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Westar Capital, Inc.                                 48-1092416

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |_|
                                                                      (B) |X|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       WC, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Kansas

                    7    SOLE VOTING POWER

                         0
    NUMBER OF
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            5,524,500
       EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              0

                   10    SHARED DISPOSITIVE POWER

                         5,524,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        5,524,500

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         33.46%

  14   TYPE OF REPORTING PERSON

               CO
















                                     Page 2 of 4


                               Amendment No. 1 to
                                  SCHEDULE 13D


CUSIP NO.  68284P 10
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Western Resources, Inc.                                   48-0290150

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |_|
                                                                      (B) |X|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       WC, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Kansas

                    7     SOLE VOTING POWER

                          0
    NUMBER OF
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             5,524,500
       EACH
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON
       WITH               0

                   10     SHARED DISPOSITIVE POWER

                          5,524,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         5,524,500

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|_|
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        33.46%

  14   TYPE OF REPORTING PERSON

               CO




















                                   Page 3 of 4
Item 1.    Security and Issuer.

This Statement on Schedule 13D ("Statement") relates to the Class A Common Stock, par value $.001 per share ("Common Stock"), of Onsite Energy Corporation ("Company"). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to a Plan and Agreement of Reorganization, dated as of October 28, 1997, by and between Westar Energy, Inc., Westar Business Services, Inc. and the Company, 800,000 shares of Common Stock held in escrow for the Reporting Person pending the completion of certain post-closing transactions were distributed to the Reporting Person.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

Based on the Company's Form 10-QSB for the year ended December 31, 1997, the Company had a total of 14,661,272 shares of Common Stock outstanding as of December 31, 1997. As a result of the acquisition of 800,000 shares of Common Stock on April 10, 1998 previously held in escrow, pursuant to the Plan and Agreement of Reorganization, the right to acquire 1,000,000 shares of Common Stock upon conversion of the Preferred Shares, and 10,000 shares of Common Stock acquired by the Reporting Person since October 31, 1997, as described below, the Reporting Person beneficially owns 5,524,500 shares of Common Stock, constituting 33.46% of the Company's total outstanding Common Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), has the sole power to vote or direct the vote of 5,524,500 shares of Common Stock, and has sole power to dispose of 5,524,500 shares of Common Stock.

Since October 31, 1997, the Reporting Person has purchased 10,000 shares of Common Stock of the Company in open market transactions. Set forth below is a table identifying and describing all such transactions:

    Common Shares              Price Per Share              Date of Purchase

        10,000                      .625                        01/12/98

Except as set forth in this Statement, neither the Reporting Person, WRI nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Person or WRI beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.    Material to Be Filed as Exhibits.

No material change.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 WESTAR CAPITAL, INC.


                                                 By: /s/ Marilyn K. Dalton
                                                     Marilyn K. Dalton
                                                     Secretary

 Dated: April 17, 1998



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